UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from _____ to _____

Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Rite Aid Services, L.L.C. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Rite Aid Corporation
                                 30 Hunter Lane
                          Camp Hill, Pennsylvania 17011

RITE AID SERVICES, L.L.C. 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2006
     and 2005                                                                  2

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 2006                                              3

   Notes to Financial Statements as of December 31, 2006 and 2005 and for
    the Year Ended December 31, 2006                                         4-9

SUPPLEMENTAL SCHEDULE--

   Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
     as of December 31, 2006                                                  11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Administrator and Participants of
Rite Aid Services, L.L.C. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Rite Aid Services, L.L.C. 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

June 29, 2007

RITE AID SERVICES, L.L.C. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005
---------------------------------------------------------------------------------------------------

                                                                       2006                    2005
ASSETS:
  Participant-directed investments - at fair value                  $4,689,406           $2,659,334
                                                                    ----------           ----------

  Contributions receivable:
    Employer                                                               236                  224
    Employee                                                             4,628                8,235
                                                                    ----------           ----------

           Total contributions receivable                                4,864                8,459
                                                                    ----------           ----------

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE                      4,694,270            2,667,793

Adjustments from fair value to contract value for fully benefit-
responsive investment contracts                                          9,897                2,947
                                                                    ----------           ----------

NET ASSETS AVAILABLE FOR BENEFITS                                   $4,704,167           $2,670,740
                                                                    ==========           ==========

See notes to financial statements.

RITE AID SERVICES, L.L.C. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------


ADDITIONS:
  Employee contributions                                               201,958
  Employer contributions                                                    12
  Plan Transfers                                                     1,517,596
  Net appreciation in fair value of investments                        265,646
  Investment income                                                    100,321
                                                                     ---------

           Total additions                                           2,085,533
                                                                     ---------

DEDUCTIONS:
  Benefit payments                                                      51,341
  Administrative expenses                                                  765
                                                                     ---------

           Total deductions                                             52,106
                                                                     ---------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                        2,033,427

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year                 2,670,740
                                                                     ---------

NET ASSETS AVAILABLE FOR BENEFITS--End of year                      $4,704,167
                                                                    ==========

See notes to financial statements.

RITE AID SERVICES, L.L.C. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Rite Aid Services, L.L.C. 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on
      (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to participant accounts, if any.

      T. Rowe Price Trust Company serves as Plan trustee with respect to all assets other than Company stock. GreatBanc Trust Company serves as Plan trustee with respect to Company stock. The Employee Benefits Administration Committee is the plan administrator ("Plan Administrator") and is responsible for the preparation of the Plan's financial statements.

      The Plan Administrator merged an affiliated defined contribution plan, the Rite Aid Services, L.L.C. Union Pension Plan, into the Plan. The merger was completed on September 29, 2006.

      Participation--Each employee who is a member of the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local 614 becomes eligible to participate in the Plan after attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

      Contributions--Each year a participant may elect to contribute up to 15% of the participant's pretax annual compensation as defined in the Plan. Participants age 50 and over may make additional pretax contributions as defined in the Plan. A participant may also contribute, or roll over, amounts representing distributions from another qualified defined benefit or defined contribution plan. Effective June 16, 2001, the Plan Sponsor ceased making contributions to the Plan pursuant to a collective bargaining agreement dated May 27, 2001. Employees continue to contribute as described above; however, there is no Plan Sponsor match except for one-time contributions recorded pursuant to the operational failures described in Note 8 below.

      Investment Options--The Plan provides participants with the option of investing the participant's account balances into various investment options offered by the Plan. The Plan currently offers 17 mutual funds, 5 custom funds, 2 common/collective trusts, a stable value fund and Rite Aid Corporation Common Stock.

      The Plan's custom funds are custom investment option created specifically for the Plan by Northern Trust Global Advisors, Inc. The custom fund is an unregistered custom account maintained by the trustee. The performance of the custom fund is based on the performance of the underlying mutual funds which are registered in the market.

      Payment of Benefits--Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in the participant's account, or installment payments as determined by the Plan Administrator.

      Loans--A participant may elect to borrow against the participant's vested balance at a reasonable rate of interest as defined in the Plan document. A participant may borrow up to 50% of the participant's vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time, with the exception that participants may have up to two outstanding loans which were grandfathered at the time the Plan was amended to no longer allow more than one loan.

      Vesting--A participant is vested immediately in the participant's voluntary contributions, plus actual earnings (losses) thereon. Vesting in the Plan Sponsor's contributions made prior to June 16, 2001, is based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor contributions upon the participant's death, disability or attainment of normal retirement age while employed, or the occurrence of a plan termination. If not vested earlier for one of the foregoing reasons, and not subject to other exceptions described in the Plan document, a participant's account becomes fully vested upon the participant's attainment of five years of service. When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account may be reallocated to participants in the same manner as matching contributions.

      Forfeited Accounts--At December 31, 2006 and 2005, forfeited nonvested accounts totaled $0 and $705, respectively.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements are prepared on the accrual basis of accounting.

      Adoption of new Accounting Guidance--The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

      Investment Valuation and Income Recognition--The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Custom funds are stated at fair value which is based on the net asset value of participation units held by the Plan at year-end and is calculated based on the shares held in underlying mutual fund investments and the net asset value of those investments. Common stock is valued at quoted market prices.

      Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

      The stable value fund ("SVF") includes two fully benefit-responsive synthetic guaranteed investment contracts ("GIC") whose underlying investments are stated at fair value investments and then adjusted by the issuer to contract value. Fair value of the underlying investments is determined by the issuer of the synthetic GIC based quoted on market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars.

      Participant loans are valued at the outstanding loan balances.

      The common collective trust funds and the stable value fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

      Purchases and sales of securities are recorded on a trade-date basis. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

      The Plan had 960 and 877 shares of Company common stock at December 31, 2006 and 2005, respectively.

      Valuation of Investment(s) Contracts--The Plan offers the SVF as an investment option. On October 1, 2006, the Plan began to offer the T. Rowe Price SVF with the Prudential SVF blended together as a single investment split fifty percent into each of these underlying investments. These are trust products and are comprised of group annuity insurance products issued by The Prudential Insurance Company of America ("Prudential") and by T. Rowe Price Retirement Plan Services ("T. Rowe Price") and a portfolio of assets owned by the plan or designee. Interest on the SVF is credited daily. For the first three quarters of 2006, Prudential declared an effective annual interest rate at the beginning of each calendar quarter which is credited and compounded on a daily basis. Beginning with the fourth calendar quarter, T. Rowe Price calculated a blended rate which was credited and compounded on a daily basis. The blended rate is based upon the Prudential and T. Rowe Price rates and the 50%-50% asset split. The SVF is deemed to be fully benefit responsive; therefore, it is presented at contract value, which approximates fair value.

      Administrative Expenses--Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor or paid from Plan forfeitures. For the year ended December 31, 2006, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the SVF. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    SYNTHETIC GUARANTEED INVESTMENT CONTRACT

      The plan provides a self managed stable value investment option to participants that includes a synthetic guaranteed investment contract which simulates the performance of a guaranteed investment contract through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the plan. The synthetic GIC contract includes underlying assets which are held in trust owned by the plan and utilizes benefit-responsive wrapper contract. A portion of the master trust's Stable Value Fund is issued by The Prudential Insurance Company of America and a portion is managed by T. Rowe Price Associates, Inc. ("TRPA"). The TRPA portion of the Fund consists of synthetic investment contracts which are selected by TRPA and issued by banks and other financial institutions. TRPA also manages the fixed income instruments underlying the investment contracts in its portion of the Fund. The contract provides that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as plan termination or a plan merger initiated by the plan sponsor, may limit the ability of the plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The plan sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.

                                                                2006       2005

      Average yields:
        Based on annualized earnings (1)                        5.33%      5.08%
        Based on interest rate credited to participants (2)     4.55%      4.64%


        (1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

        (2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                                       2006             2005

      Stable Value Fund                                             $1,165,791       $1,128,720
      Dodge & Cox Balanced Fund                                        531,956          282,812
      T. Rowe Price Retirement 2025                                    468,960           10,342
      T. Rowe Price Retirement 2020                                    440,579           82,292
      T. Rowe Price Retirement 2015                                    302,873           38,771
      T. Rowe Price Retirement 2030                                    291,941           58,649
      T. Rowe Price Equity Index Trust                                 283,346          261,141
      Northern Trust Global Advisors Large-Cap Growth Fund             198,230          226,972

      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ended December 31, 2006, as follows:

      Investments:
        Rite Aid Corporate Stock                                        $  1,620
        Mutual Funds                                                     121,868
        Custom Funds                                                      51,443
        Common Collective Trusts                                          38,425
        Stable Value Funds                                                52,290
                                                                         -------

      Net appreciation (depreciation) in fair value of investments      $265,646
                                                                         =======

5.    TAX STATUS

      The Plan obtained its latest determination letter dated July 8, 2003, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.     PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants would become fully vested in their Plan Sponsor contributions.

7.     PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the trustee and custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor, and therefore these transactions qualify as party-in-interest transactions. The Plan Administrator does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

8.     CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements. As a result of this review, in July 2001, the Plan Administrator submitted a Voluntary Correction Program ("VCP") filing with the IRS requesting a compliance statement and approval of the correction method for operational failures identified. On August 20, 2004, the Plan Administrator received a fully executed compliance statement containing IRS approval of the correction methods submitted. The Plan Sponsor completed all corrections in accordance with the compliance statement by January 2005, thereby eliminating exposure to penalties, taxes or disqualification by the IRS.

      Subsequent to the July 2001 filing, the Plan Administrator identified other operational failures in the Plan, including a failure to make certain deferral contributions. The Plan Administrator has not submitted a VCP filing with the IRS requesting a compliance statement and approval of the correction method for these additional operational failures identified in the Plan. The Plan Administrator expects to submit this VCP filing in 2007. The Plan Administrator believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS, therefore no provision for income taxes has been included in the Plan's financial statements. Penalties, taxes and remedial payments, if any, due to noncompliance will be paid by the Company.

9.    RECONCILIATION OF FINANCIALS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

                                                                         2006
      Net assets available for benefits per the financial
        statements at contract value                                 $ 4,704,167
      Adjustment from contract value to fair value for fully
        benefit-responsive investment contracts                          (9,897)
                                                                     -----------

Net assets available for benefits per the Form 5500                  $ 4,694,270
                                                                     ===========


      For the year ended December 31, 2006, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Total net appreciation in contract value of investments              $  265,646
Total investment income                                                 100,321
Adjustment of net appreciation and investment income                     (9,897)
                                                                     -----------

Total earnings per the Form 5500                                     $   356,070
                                                                     ===========

                                     ******

                              SUPPLEMENTAL SCHEDULE

RITE AID SERVICES, L.L.C. 401(k) PLAN

FORM 5500--SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------------------------------------------------

Identity of Issuer, Borrower,                                                                                  At
Lessor or Similar Party and Description                                                        Number      Fair Market
Common and collective trusts:
  *T. Rowe Price                                       Equity Index Trust                        6,844   $     290,601
  *T. Rowe Price                                       Bond Index Trust                            206           4,972
                                                                                                         -----------------
        Total common and collective trusts                                                                     295,573
                                                                                                         -----------------

Mutual Funds:
  *T. Rowe Price                                       Retirement 2025                          36,467         468,960
  *T. Rowe Price                                       Retirement 2020                          25,394         440,579
  *T. Rowe Price                                       Retirement 2015                          24,484         302,873
  *T. Rowe Price                                       Retirement 2030                          15,704         291,941
  *T. Rowe Price                                       Retirement 2010                           9,550         151,558
  *T. Rowe Price                                       Retirement 2035                           5,687          74,895
  *T. Rowe Price                                       International Equity Index Fund           4,339          63,435
  *T. Rowe Price                                       Retirement 2040                           2,104          39,447
  *T. Rowe Price                                       Extended Equity Market Index Fund         1,060          17,461
  *T. Rowe Price                                       Retirement 2005                             571           6,631
  *T. Rowe Price                                       Retirement Income Fund                      107           1,407
  *T. Rowe Price                                       Retirement 2045                              26             316
   Dodge & Cox                                         Balanced Fund                             6,109         531,956
   Pimco                                               Total Return Fund                         4,673          48,510
   Vanguard                                            Small-Cap Index Fund                      1,179          38,486
                                                                                                         -----------------
        Total mutual funds                                                                                   2,478,455
                                                                                                         -----------------

Custom Funds:
   Northern Trust Global Advisors                      Large-Cap Growth Fund                    16,182         198,230
   Northern Trust Global Advisors                      International Equity Fund                 7,986         126,976
   Northern Trust Global Advisors                      Mid-Cap Fund                              7,813         102,891
   Northern Trust Global Advisors                      Small-Cap Fund                            5,387          79,887
   Northern Trust Global Advisors                      Large-Cap Value Fund                      2,152          29,717
                                                                                                         -----------------
        Total custom funds                                                                                     537,701
                                                                                                         -----------------

Stable Value Fund Synthetic Guaranteed Investment Contract:
   Prudential and *T. Rowe Price                       Stable Value Fund                       103,810       1,148,485
                                                                                                         -----------------
        Total Stable Value Fund Synthetic Guaranteed Investment Contract                                     1,148,485
                                                                                                         -----------------

Company Stock Fund:
  *Rite Aid Corporation                                Company Stock Fund                          960           5,223

  *Participant notes                                   Loan Fund**                                             223,969
                                                                                                         -----------------

        Total Assets Held at End                                                                           $ 4,689,406
                                                                                                         =================

 * Party-in-interest
** The loans range in interest rates from 5.0% to 9.5% and expire through 2021.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      RITE AID SERVICES, L.L.C. 401(k) PLAN



                                      By: /s/ Theresa G. Nichols
                                          --------------------------------
                                          Theresa G. Nichols, not in her
                                          individual capacity, but solely as an
                                          authorized signatory for the Employee
                                          Benefits Administration Committee

Date:  June 29, 2007

                                  EXHIBIT INDEX

Exhibit
Number          Description
------          -----------
23.1            Consent of Independent Registered Public Accounting Firm